UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

Commission file number 1-8022

CSX CORPORATION
CAPITAL BUILDER PLAN

CSX CORPORATION
A Virginia Corporation
IRS Employer Identification Number 62-1051971
500 Water Street
15th Floor
Jacksonville, Florida 32202
Telephone (904) 359-3200

CSX CORPORATION
CAPITAL BUILDER PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003

Report of Independent Registered Public Accounting Firm

The Finance Committee of the Board of Directors
CSX Corporation Capital Builder Plan
CSX Corporation
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of CSX Corporation Capital Builder Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Independent Certified Public Accountants

Jacksonville, Florida
May 20, 2005

CSX CORPORATION
CAPITAL BUILDER PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31
	2004	2003
ASSETS
Investments, at fair value:
Investment in Master Trust (see Note 3)	$400,826	$356,001
Loans to members	10,618	9,435

	411,444	365,436

RECEIVABLES
Employer contributions	46	–
Member contributions	861	–

	907	–

Total assets	412,351	365,436

LIABILITIES
Accrued expenses	40	99

NET ASSETS AVAILABLE FOR BENEFITS	$412,311	$365,337

See accompanying Notes to Financial Statements.

CSX CORPORATION
CAPITAL BUILDER PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004
(Dollars in Thousands)

ADDITIONS
Net appreciation in fair value of investment in Master Trust (see Note 3)	$37,355
Interest from member loans	429
Employer contributions	7,727
Member contributions	26,986

72,497

DEDUCTIONS
Distributions to members	25,013
Fees and expenses	510

25,523

NET INCREASE	46,974

Net Assets Available for Benefits at Beginning of Year	365,337

Net Assets Available for Benefits at End of Year	$412,311

See accompanying Notes to Financial Statements.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004
(Dollars in Thousands)

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the CSX Corporation Capital Builder Plan (the Plan) provides only general information. Members should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan effective August 1, 1989 covering certain union employees of CSX Corporation (CSX or Plan Sponsor) and affiliated companies (collectively, the Company). Effective January 1, 2001, CSX established a portion of the Plan as an Employee Stock Ownership Plan (ESOP) designed to comply with Section 4975(e)(7) of the Internal Revenue Code (the Code) of 1986, as amended. The Plan also contains a cash or deferred arrangement described in Section 401(k) of the Code, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The ESOP component is designed to invest primarily in CSX common stock and may invest 100% in such securities.

Contributions: Members, as defined in the Plan document, may contribute from 1% to 50%, (in 1% multiples) of eligible compensation, as defined by the Plan, on a pre-tax or after-tax basis up to the current Code limit. Effective January 1, 2003, members who attain age 50 by the end of the applicable year shall be eligible to make catch-up contributions in accordance with the Code. Certain eligible members may also contribute other compensatory awards and/or sellback contributions (unused sick, vacation or personal leave) to the Plan. Subject to certain limitations, members may transfer distributions from another qualified plan or an individual retirement account (Rollover Account). Members may change contribution rates and investment elections daily.

The Company contributes the value of a specified number of shares of CSX common stock on an annual basis to certain member accounts of the eligible groups, as defined by the Plan (ESOP allocation). During 2004, the estimated number of shares required to fund the 2004 ESOP allocation were purchased on the open market. The stock was held in the Rabbi Trust for a short period of time between purchase and allocation to members’ accounts. All other Company contributions to the Plan were funded from the general assets of the Plan Sponsor.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004
(Dollars in Thousands)

NOTE 1 — DESCRIPTION OF THE PLAN (Continued)

The Plan also provides for a Company matching contribution to certain eligible members. The amount and timing of the Company contributions varies according to the applicable collective bargaining agreements but cannot exceed 50% of the Basic Capital Savings contribution made by or on behalf of the member. Basic Capital Savings contributions are limited to 6% of each member’s eligible compensation as defined in the Plan document.

In accordance with the applicable collective bargaining agreement an employer may also make additional discretionary Company contributions to the Plan. All Company contributions are initially invested in CSX common stock, except for certain contributions that can be directed by the members of certain eligible groups as defined under the Plan. Members may immediately transfer these contributions made in CSX common stock to other investment options offered under the Plan.

Member Accounts: Each member’s account is credited with the member’s contributions and allocations of (a) Company contributions and (b) Plan earnings, and is charged for administrative expenses. Expense allocations are made on the basis of assets in the individual account. A member is entitled to the value of his account.

Vesting: Members are 100% vested in their accounts.

Loans: Certain members may borrow from their accounts an amount equal to not more than the lesser of $50 in the aggregate (reduced by the highest outstanding balance during the one-year period preceding the loan) or 50% of their account balance (reduced by the outstanding balance of all Plan loans at the time of the loan). Members may not borrow from an ESOP account or the Company match account even though those accounts are used in the calculation to determine the amount available for the loan. Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence. Loans are secured by the balance in the member’s account and bear interest at the prime rate in effect at CitiBank at the beginning of the quarter in which the loan originated. Principal and interest are paid ratably through payroll deductions.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004
(Dollars in Thousands)

NOTE 1 — DESCRIPTION OF THE PLAN (Continued)

Dividends: Dividends paid on shares of CSX common stock held in a member’s account are reinvested in shares of CSX common stock. A member or spousal beneficiary may elect to have dividends paid to them in cash. Any change in an election will apply only to ex-dividend dates’ occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to their account and reinvested in shares of CSX common stock.

Payment of Benefits: Upon termination of service, a member may receive a lump-sum amount equal to the value of his or her account, or upon disability or retirement, elect to receive monthly installments over a period not to exceed the lesser of 240 months or the life expectancy of the last survivor of the member and his beneficiary. Surviving spouses of retired or disabled members may also elect monthly installments. A terminated member with an account balance of $5 or less (excluding the Rollover Account) as of his or her date of termination or the last day of any plan year shall be paid in lump sum.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA.

Administrative Expenses: The administrative expenses of the Plan are paid by the Company or from Plan funds as the Plan Sponsor directs. All of the administrative expenses of the Plan during the year ended December 31, 2004 were paid from Plan funds.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Investments: The CSX Corporation Master Retirement Savings Plan Trust (Master Trust) holds all investments of the Plan, except for loans to members, along with investments of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies. Loans to members are valued at their outstanding balances, which approximate fair value.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004
(Dollars in Thousands)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 — INVESTMENT IN MASTER TRUST

All investments of the Master Trust are held by The Northern Trust Company, the Master Trust’s trustee.

Investments in CSX common stock, which are stated at fair value, are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and are reported at aggregate fair value at December 31. Synthetic guaranteed investment contracts (defined on page 9) are reported at their contract values, which approximates fair value, because these investments have fully benefit responsive features.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004
(Dollars in Thousands)

NOTE 3 — INVESTMENT IN MASTER TRUST (Continued)

Summarized financial information of the Master Trust is presented below:

	December 31
	2004	2003
Assets:
Investments at fair value:
Cash and cash equivalents	$4,884	$4,127
Mutual funds	427,518	392,514
CSX common stock	367,382	362,090
Collective trust fund	24,820	28,839
Guaranteed investment contracts	311,130	303,629
Synthetic guaranteed investment contract wrappers	(20,225)	(21,207)

	1,115,509	1,069,992

Liabilities:
Accrued expenses	106	178

Net assets	$1,115,403	$1,069,814

Plan’s investment in the Master Trust’s net assets	$400,826	$356,001

Percentage of Plan’s investment in the Master Trust’s net assets	36%	33%

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004
(Dollars in Thousands)

NOTE 3 — INVESTMENT IN MASTER TRUST (Continued)

Investment income and expenses, other than those related to CSX common stock, are allocated to each plan in a pro-rata fashion based on the member’s average daily investment balances. Investment income and expenses related to CSX common stock are allocated based on actual shares held. Investment income for the Master Trust for the year ended December 31, 2004 is as follows:

Net appreciation in fair value of investments determined by quoted market prices:
Mutual funds	$34,843
CSX common stock	35,086
Collective trust fund	807

70,736
Interest and dividend income	23,595

Investment income for the Master Trust	$94,331

Synthetic guaranteed investment contracts (SICs) represent a diversified portfolio of primarily corporate and government bonds held in the name of the Master Trust in conjunction with a corresponding contract wrapper with the issuer of the SIC to provide a variable rate of return (based on investment experience and reset quarterly) on the cost of the investment. A summary of the SICs at December 31, 2004 and 2003 is as follows:

	AIG Life	JP Morgan
	Contract	Contract	Total
December 31, 2004:
Fair value of investments	$156,765	$154,365	$311,130
Fair value of corresponding contract wrapper	(7,417)	(12,808)	(20,225)

Contract value	$149,348	$141,557	$290,905

Crediting Rate	4.71%	6.24%
Average crediting rate	4.62%	5.76%

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004
(Dollars in Thousands)

NOTE 3 - INVESTMENT IN MASTER TRUST, (Continued)

	AIG Life	JP Morgan
	Contract	Contract	Total
December 31, 2003:
Fair value of investments	$153,259	$150,370	$303,629
Fair value of corresponding contract wrapper	(7,830)	(13,377)	(21,207)

Contract value	$145,429	$136,993	$282,422

Crediting Rate	4.88%	5.19%
Average crediting rate	4.77%	5.19%

NOTE 4 — RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Master Trust received cash dividends from investments in CSX common stock of $3,865. The Plan’s share of these dividends was $2,195.

The Trustee, The Northern Trust Company, routinely invests assets in its Collective Short-Term Investment Fund. During the year ended December 31, 2004, the Master Trust earned interest of $68 for transactions with this fund, a portion of which is allocated to the Plan based upon the Plan’s pro-rata share in the net assets of the Master Trust and is included in net appreciation in fair value investment in Master Trust in the statement of changes in net assets available for benefits.

NOTE 5 — INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated March 12, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan, as amended, complies with all applicable rules, and is being operated in compliance with the applicable requirements of the Code. Accordingly, the Plan Sponsor believes that the Plan, as amended, is qualified and the related trust is tax exempt.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004
(Dollars in Thousands)

NOTE 6 — RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

CSX CORPORATION
CAPITAL BUILDER PLAN

EIN: 62-1051971 PLAN NUMBER: 004

SCHEDULE H, LINE 4I

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(c)
Description of Investment
	(b)	Including Maturity Date, Rate of	(e)
	Identity of Issue, Borrower, Lessor, or	Interest, Collateral, Par or	Current
(a)	Similar Party	Maturity Value	Value
*	Members	Loans with interest rates of 4.0% to 11.0%, maturing through 2029	$10,618,328

* Indicates a party-in-interest to the Plan.

Note: Cost information has not been included in column (d) because all investments are member directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the CSX Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CSX CORPORATION CAPITAL BUILDER PLAN
By:	/s/ ROBERT J. HAULTER
Robert J. Haulter
Senior Vice President Human Resources and Labor Relations CSX Corporation (Plan Sponsor)

Date: June 14, 2005